Room 4561

March 30, 2009

Mark V. Hurd
President and Chief Executive Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

   Re: Hewlett-Packard Company
     Form 10-K for the Fiscal Year Ended October 31, 2008
     Filed December 18, 2008
     File no. 001-04423

Dear Mr. Hurd:

   We have reviewed your response letter dated March 12, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 10, 2009.

Form 10-K for the Fiscal Year Ended October 31, 2008

Consolidated Statements of Earnings, page 81

1. We note your response to our prior comment 8 where you indicate that where the Company does not have fair value for all of the elements, the transaction is accounted for as a single unit of accounting, and the allocation of the elements for income statement presentation purposes is based on "management's best estimate of the relative fair value." Please explain further how management determines their best estimate of fair value. In this regard, if you look to other products or

services for which the Company is able to establish VSOE, then tell us how you determined that using the fair values of other products or services for allocating your bundled arrangements is reasonable. Also, please ensure that your future disclosures clearly describe the allocation methodology used for these arrangements.

Note 15. Retirement and Post Retirement Benefit Plans, page 137

2.   We note your response to our prior comment 5 where you indicate that the significant declines in the stock market that began in late 2008 were not contemplated in the Company's 2008 estimates and assumptions as those declines were just starting as of your measurement dates. It is still not clear, however, why the expected long-term return on assets for your non-US defined benefit plans and the post-retirement benefit plans increased in fiscal 2008. Please explain further how you determined the expected long-term return on plan assets for (a) the non-US defined benefit plans and (b) the post-retirement benefit plans.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief